APPENDICES

Appendix A: Business Description & Plan

Legion M Entertainment, Inc., a Delaware C Corporation, was formed on March 4, 2016, and began operations on March 7, 2016.

What is Legion M?

Legion M is the world's first FAN-OWNED entertainment studio. We are working with top tier Hollywood creators and producers to develop and monetize content together with the FANS. With Legion M, FANS own the company, FANS get behind the scenes, and if we are successful—FANS share the rewards! Legion M's mission is to empower creators to push the boundaries, and empower Fans to be a part of the content they love.

What we plan to do

Our mission is to partner with our fans to create a vibrant, engaged community; a legion of fans emotionally and financially invested in our success. We're a different kind of company. If you think that the best place for a shareholder meeting is at Comic-Con, and that fans finally deserve a voice in Hollywood, you're our kind of fan. We're going behind the scenes, giving back to causes that matter, and making content that's worth watching.

How it works:

Fans join The Legion by buying stock. The Legion develops entertainment projects with top tier creative partners. Fans make the projects successful. When the projects are successful, fans share the rewards.

How will we make money?

We're taking a proven business model (content production) and adding a twist that we believe gives us a huge competitive advantage. Hollywood is fiercely competitive, but there is money to be made if you are successful. Especially if you are working with people that have a track record of success. We plan to monetize by:

- Licensing shows
- Licensing blocks / channels
- Direct to consumer
- Brand Integration
- Interactive / Games / VR
- Merchandizing / Live Events

Our competitive advantage is our community. By allowing fans to get involved from day 1, we're building a legion that is emotionally invested in our success. That's a huge advantage when it comes to things like marketing, monetization, distribution, etc. and

gives our content a leg up. Imagine the power of a million fans working to make a project successful!

How will we help projects? Our goal is to assist with project creation. We help propel quality projects over the hump, add thrusters behind cool projects that already have forward momentum, and we promote and manage fan engagement. We are Legion, and we are a PR and social machine that is making history.

What makes you think we can actually do this? We have a proven team with six patents, over 26 million paying global subscribers, and an Emmy Award for Innovation in Television and we've already developed relationships with Alamo Drafthouse, Meltdown Comics,Stoopid Buddy Studios, and others. Expect us, and join us.

Due diligence

Due diligence by CrowdCheck



Video Transcripts
HOW DO WE DEFINE OURSELVES? ARE WE DREAMERS? DOERS? CREATORS? OR ARE WE JUST NUMBERS?
FOR GENERATIONS WE'VE BEEN LOCKED OUT, ON THE OUTSIDE LOOKING IN.
SOMETIMES IT FEELS LIKE THE SYSTEM IS RIGGED
BUT TODAY WE SHOW THE DIFFERENCE
BETWEEN HOW THINGS ARE AND HOW THEY OUGHT TO BE
WE ARE MORE THAN JUST FANS
WE HAVE POWER!
WE KNOW WHAT WE LIKE
AND NOW, WE HAVE A STUDIO OF OUR OWN
WE ARE A LEGION OF FANS DEMANDING...
A SEAT AT THE TABLE
A VOICE IN THE PROCESS
A RIGHTFUL SHARE
OUR PLACE IN HISTORY
IMAGINE...
OUR MOVIES...
OUR SHOWS...
OUR CHARACTERS...
OUR COMPANY!
OF THE FANS, FOR THE FANS

BECAUSE WHEN WE UNITE, NOTHING CAN STOP US
AND WHEN WE SUCCEED
WE SUCCEED TOGETHER
"I am Legion M"
LEGION M
THE WORLD'S FIRST FAN–OWNED ENTERTAINMENT COMPANY.

Jeff
Hey everybody, it's Paul and Jeff, cofounders of Legion M coming at ya from the Legion M
Caddy. We just want to take a second to tell you how excited we are about what we are doing,
and how excited that for the first time in history, people like you have a chance to be a part of it.

Paul
But we also want to point out there's risk involved. So before you make the investment, we just
want to make sure you understand what you're getting into.

Jeff
Early stage investing is all about risk vs reward. You're getting in on the very ground floor with
Legion M which means there's a ton of potential upside. We like to think that it's like investing in
Walt Disney Studios back when it was just Walt and Roy.

Paul
But there's also some downside, right, so it could end up being more like an investment in
Pets.com, or Webvan, or Jellycloud.

Jeff
Jellycloud? What is Jellycloud?

Paul
You don't know Jellycloud?

Jeff
I'm not on Jellycloud

Jeff
The point is, statistically, most startup companies fail. And so it's not a place to put your
retirement savings or your college fund.

Paul
I mean—we want your kids to go to college!

Jeff
We definitely want your kids to go to college!

Jeff
Our advice to anyone considering investing in Legion M or any startup company for that matter,
is that if you can not afford to lose your entire investment, don't write the check.

Paul
Or write a smaller one.

Jeff
Exactly, because if you are willing to bear some risk and you do want to swing for the fences, we're investing our money, our jobs and our careers on the fact that we can make this a successful company.

Paul
And we can promise you that we are going to do everything we can to make this the best investment you ever made and also to hopefully have some fun with it.

Jeff
So, if after listening to all this, you're all in and you're still interested. Join us, come on in, it's going to be a hell of a ride!

Paul
Let's do this!

Title: SVCC Video

So we're at Silicon Valley Comic Con
The Center of the Nerd Universe

And we are introducing the worlds first fan owned entertainment company

You are actually investing thed project and that show beomces a hit, you can make money from it...Oh cool

Fans love it, we have our creative allies here, they're having a blast

Developing a slate of projects, movies and tv shows and you''re going to be able to go behind the scenes

Stan Lee is supportive, Steve Wozniak has been super supportive, they let us park our company car in the lobby

We're the worlds first fan owned entertainment company

A lot of people look a this and they say , ok hey, this is a cool new way to fund content...but they're missing the poiint

The value of the Legion is the Legion

I love these guys and what they're doing, its so ground breaking and exciting
cutting through the red tape of hollywood and opening the doors instead closing them...what a concept

The timing is now, right, its a revolutionary moment

Let's get all your friends together and blow this thing up

Join the Legion, its history in the making.

Appendix D: Director & Officer Work History

Paul Scanlan – Cofounder & CEO

Paul Scanlan is Co-Founder and CEO of Legion M, the world's first fan-owned entertainment company, which launched in February of 2016. Prior to founding Legion M, Scanlan was Co-Founder and President of MobiTV, Inc., a global leader in monetizing media outside the living room. From 2000 to 2015, Paul played a crucial role in MobiTV's success from its very beginnings as a scrappy start-up to its current position as a market leader in a fast growing space. In 2005, Paul and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were recently profiled in Tarang Shah's popular new book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Paul has a BS in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Co-Founder and President of Legion M. Prior to Legion M (from 2009 to present), Jeff was Co-Founder and CEO of Underground Labs, Inc., a product development studio that created innovative mobile apps for customers including ATT, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), and more. During this time, Jeff also served as Chairman of the New York Rock Exchange, which allows fans to own a piece of the music they love.

Prior to founding Underground Labs (from 1999 to 2009), Jeff Co-Founded MobiTV, a global pioneer and leader in monetizing media outside the living room. Jeff led the company's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25MM paying subscribers and winning an Emmy Award for Innovation in Television in the process.

Prior to 1999, Jeff designed toys for Hasbro and theme park rides for Universal Studios. He holds a BS in Mechanical Engineering from UCLA.

Terri Lubaroff – Head of Content Acquisition

Terri Lubaroff, Esq. is our Head of Content Acquisition. Prior to joining us, she served from 2014-2016 as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment and its tech incubator Meltdown Reactor, which she also co-founded. Prior to her roles at Meltdown, Terri worked as an entertainment lawyer and mediator, negotiating hundreds of deals in the entertainment space, ranging from simple rights deals to complex mergers. An experienced TV and Film development executive with a former deal at Paramount/CBS as Senior Vice President of Humble Journey Films from 2004-2009, Terri developed and sold nine TV pilots, two of which she created. Terri holds a B.A. in theatre performance and directing from the University of Florida and a J.D. from the University of Florida School of Law, with specialized training in mediation and negotiation from Pepperdine University's School of Law.